EXHIBIT 99.1

Neptune Appoints John Moretz as Special Advisor and Nominee to Its Board of Directors

LAVAL, Quebec, Feb. 18, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces the appointment of John Moretz as special advisor to its Board of Directors. Mr. Moretz has also accepted the nomination for election to serve on the Corporation's Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholders approval.

"Mr. Moretz brings extensive retail and marketing expertise to the Corporation," highlighted Mr. Henri Harland, President and CEO of Neptune. "He has a strong track record of helping businesses grow into global leaders and we will benefit from his guidance in building out our marketing and distribution channels."

"I am excited to be working with Neptune's Board at this important juncture in the Corporation's history," commented Mr. Moretz. "Neptune is the pioneer of the krill oil market and the Corporation's premier product, NKO®, has the highest concentration of omega-3 phospholipids in the industry and strong brand awareness. In a market where product differences are scarce, Neptune's differentiated offering and extensive intellectual property put the Corporation in a solid position to capitalize on the rapidly expanding omega-3 nutraceutical market."

John Moretz currently serves as CEO and President of Moretz Marketing LLC and is Managing Director for kathy ireland, LLC. In addition, he is the managing director for various real estate entities including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and CEO of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011.  He is the Winner of Wal-Mart's Supplier of the Year award in 2003, 2004 & 2005 and Under Armor's Licensee of the Year award in 2006.

Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities. Past and current clients have included Kareem Abdul Jabbar, Ronnie Lott, Reggie Bush, Dianne Carroll, John Elway and Kathy Ireland. Mr. Moretz attended William and Mary and graduated from Lenoir-Rhyne University with a Bachelor in Business Administration.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ or the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:

         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com